[Letterhead of Sutherland Asbill & Brennan LLP]

August 26, 2013

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.

Registration Statement on Form N-2 Filed on June 28, 2013

File Nos. 333-189706 and 333-189707

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Fund”) and New Mountain Finance Holdings, L.L.C. (the “Operating Company” and together with the Fund, the “NMF Funds”), set forth below are the NMF Funds’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the NMF Funds in a letter, dated July 26, 2013, with respect to NMF Funds’ joint registration statement on Form N-2 (File Nos. 333-189706 and 333-189707), filed with the Commission on June 28, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the NMF Funds’ responses.  Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in the marked pages attached hereto.

Amy W. Miller, Esq.

August 26, 2013

PROSPECTUS:

Fees and Expenses (Page 17)

1.                                      We note the absence of the Acquired Fund Fees and Expenses (“AFFE”) line item from the Fee Table.  Please confirm to us in your response letter that the Companies will not in the upcoming year make investments that require disclosure of AFFE.  See Item 3, Gen. Inst. 10.

The NMF Funds acknowledge the Staff’s comment and confirm to the Staff on a supplemental basis that the NMF Funds do not currently intend to make any investments that would require disclosure of Acquired Fund Fees and Expenses during the fiscal year ended December 31, 2013.

Risks Factors (Page 25)

2.                                      Identify any sectors in which the Companies are concentrated or expect to concentrate.  Also, include sector-specific risk disclosure as applicable.

The NMF Funds have revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

Description of our Units (Page 179)

3.                                      Please expand the disclosure to describe the units with specificity.  In particular, please disclose whether:  1) any trading history and markets exist for Business Development Company units; 2) units present any unusual or unique risks that potential purchases should be aware of; 3) units have any influence or relationship with the asset coverage requirements of the Investment Company Act of 1940; 4) units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and/or 5) there are any voting right issues or conflicts with respect to unit components.

Please also disclose:  1) how the Companies benefit by issuing units; 2) how this benefit differs from issuing the individual unit components; and 3) whether this benefit to the Companies gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

The NMF Funds have revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment.  The NMF Funds advise the Staff on a supplemental basis that they do not currently intend to offer, issue or sell units pursuant to the Registration Statement.

4.                                      In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.  Could the offering of units indirectly result in the selling shares of common stock at a price below net asset value?  In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Companies’ common stock at a price below net asset value by lowering the price of the

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August 26, 2013

other securities included in the unit.

The NMF Funds have revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment.  The NMF Funds advise the Staff on a supplemental basis that they do not currently intend to offer, issue or sell units pursuant to the Registration Statement.

Plan of Distribution (Page 211)

5.                                      Please confirm to the staff in your response letter that the Companies will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The NMF Funds confirm to the Staff on a supplemental basis that the NMF Funds will ensure that, in connection with any underwritten offering pursuant to the Registration Statement, each underwriter complies with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

PART C

Item 25.  Financial Statements and Exhibits

6.                                      In your response letter, discuss the Companies’ plans to update all applicable financial statements and other material information, as well as the auditor’s consent, for any takedown of securities offered from this shelf registration statement.

NMF Funds advise the Staff on a supplemental basis that they will include in each prospectus supplement used in connection with an offering of securities pursuant to this Registration Statement any material information not otherwise included in the Prospectus at the time of effectiveness of the Registration Statement, including any subsequently filed financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure relating thereto. In addition, the Company intends to file an auditor’s consent as an exhibit via a post-effective amendment to the Registration Statement in the event the Company includes new audited financial statements for a completed fiscal year end in any such prospectus supplement.

In addition, our accounting staff has the following comments:

a)                                     Page F-4, Consolidated Statement of Operations for New Mountain Finance Holdings, L.L.C.  The administrative expenses and professional fees are presented “net” of reimbursable expenses.  Regulation S-X 6-07(g)(2) requires that these amounts be disclosed on a “gross” basis with a related reduction shown separately below Total Expenses.  Please revise.

The NMF Funds acknowledge the Staff’s comment and confirm to the Staff that going forward, the NMF Funds will present the administrative expenses and professional fees on a

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August 26, 2013

“gross” basis with a related reduction shown separately below Total Expenses. The NMF Funds advise the Staff that this change has been reflected on page 4 of the NMF Funds’ Form 10-Q for the fiscal quarter ended June 30, 2013, which was filed with the Commission on August 7, 2013.  Notwithstanding the foregoing, the NMF Funds believe that the current presentation adequately discloses both the “gross” and “net” expense amounts.

b)                                     Page F-32, Notes to Financial Statements, Note 2 (Summary of Significant Accounting Policies, Revenue Recognition, Interest Income).  Consider disclosing the amount of PIK interest earned by the Fund during the period.

The NMF Funds acknowledge the Staff’s comment and advise the Staff on a supplemental basis that going forward the NMF Funds will disclose the amount of PIK interest earned by the Operating Company during the period under Note 5 to the Financial Statements.  The NMF Funds advise the Staff that this change has been reflected on page 41 of the NMF Funds’ Form 10-Q for the fiscal quarter ended June 30, 2013, which was filed with the Commission on August 7, 2013. In addition, the NMF Funds respectfully refer the Staff to the Operating Company’s Consolidated Statements of Cash Flows, which discloses PIK interest capitalized during the period under the “Non-cash interest income” line.

c)                                      Page F-45, Notes to Financial Statements, Note 4 (Fair Value).  The chart on Page F-45 discloses that it uses “Market and Income” approaches to value debt investments at March 31, 2013.  Please disclose the dollar amount valued under each approach for each category of investment (i.e., market based first lien, income based first lien, market based second lien, income based second lien, etc.).  The chart also discloses a range for EBITDA and Discount Rates used, please also include the average rate used for each measure.  See ASU 2011-04 (Topic 820).

The NMF Funds acknowledge the Staff’s comment and confirm to the Staff that going forward the NMF Funds will disclose the dollar amount of the Operating Company’s debt investments using the income approach because that is the approach that is used to value the Operating Company’s debt as it appears on its Consolidated Statement of Assets, Liabilities and Members’ Capital. The NMF Funds advise the Staff on a supplemental basis that they do not believe that it is appropriate to disclose the dollar amount of the Operating Company’s debt investments based on the market approach because the market approach is only utilized to determine the enterprise value of the portfolio company. The NMF Funds also confirm to the Staff that going forward the NMF Funds will disclose the average rate used for each EBITDA and Discount Rate range. The NMF Funds advise the Staff that these changes have been reflected on page 39 of the NMF Funds’ Form 10-Q for the fiscal quarter ended June 30, 2013, which was filed with the Commission on August 7, 2013.

d)                                     Page F-51, Notes to the Financial Statements.  The first full paragraph discusses various expenses that were waived as they exceeded the expense cap (“The Operating Company incurred $829 in expenses in excess of the expense cap for the three months ended March 31, 2013, of which $495 was receivable from an

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affiliate as of March 31, 2013.  The Operating Company incurred $550 in expenses in excess of the expense cap for the three months ended March 31, 2012, of which $246 was receivable from an affiliate as of March 31, 2012.”).  Please confirm that these waived expenses cannot be recouped by the Adviser.

The NMF Funds confirm to the Staff that the Operating Company’s investment adviser and its administrator cannot recoup any expenses that they have previously waived.

7.                                      It appears that, in addition to the trust indenture that will be used with its proposed debt offerings, the Companies should file in a pre-effective amendment, as an exhibit to the registration statement, the Statement of Eligibility of Trustee on Form T-1.  As an alternative to filing the Form T-1 in a pre-effective amendment, include the following undertaking under Item 34 of Part C if the Companies intend to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

“The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.”

The NMF Funds confirm to the Staff that, to the extent they intend to issue debt securities pursuant to the Registration Statement, they will file an application for the purpose of determining the eligibility of the trustee to act under Section 310(a) of the Trust Indenture Act in accordance with Section 305(b)(2) of the Trust Indenture Act, and the rules and regulations prescribed by the Commission thereunder, including with respect to the date of such application’s effectiveness.

8.                                      It appears that the Companies should file, as an exhibit to the registration statement, the form of statement of preferences that the Companies anticipate entering into in respect of their issuance of preferred stock.

The NMF Funds advise the Staff on a supplemental basis that, to the extent the Fund issues preferred stock pursuant to the Registration Statement, the NMF Funds will file the articles supplementary pertaining to such preferred stock as an exhibit to the Registration Statement via a post-effective amendment thereto.  The NMF Funds do not believe that it would be appropriate to file a “form of” articles supplementary at the present time, given the significant variance in the possible terms of the preferred stock, if any, the Fund may issue under the Registration Statement.

9.                                      Please file as an exhibit to your next pre-effective amendment an opinion, and related consent, of counsel regarding the legality or the binding obligation, as applicable, pertaining to each category of security being registered.  In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been

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authorized by the Companies’ Board of Directors, it may be necessary for the Companies to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.  See generally SEC Division of Corporation Finance Staff Legal Bulletin No. 19, n. 26 (Oct. 14, 2011).

The NMF Funds confirm to the Staff on a supplemental basis that, prior to requesting accelerated effectiveness of the Registration Statement, the NMF Funds will file as an exhibit to a pre-effective amendment to the Registration Statement an opinion of counsel, and related consent, regarding the legality or the binding nature, as applicable, of each category of securities that may be offered pursuant to the Registration Statement.  In addition, the NMF Funds confirm that, in connection with each offering of securities pursuant to the Registration Statement, they will file a post-effective amendment thereto containing as an exhibit an unqualified opinion of counsel with respect the specific securities offered thereby.

10.                               We note that the entries in the Exhibit List for Forms of Prospectus Supplements for Preferred Stock, Rights Offerings, Warrants Offerings, Debt Securities Offerings, and Units Offerings are asterisked with “*To be filed by amendment.”  Please confirm to us that you will file such Forms of Prospectus as pre-effective amendments.

The NMF Funds confirm to the Staff that they will attach a form of prospectus supplement for each security that the NMF Funds may offer under the Registration Statement as exhibits to a pre-effective amendment to the Registration Statement prior to submitting any request for accelerated effectiveness.

11.                               The Companies have stated they are going to register, among other securities, subscription rights and units, which may consist of any two or more securities being registered or debt obligations of third parties.  Please include an undertaking that subscription rights and units will not be offered or sold unless a post-effective amendment has been filed and declared effective with respect to such securities.

The NMF Funds acknowledge the Staff’s comment and advise the Staff on a supplemental basis that, consistent with recent guidance provided by the Staff to other investment companies, including business development companies, in connection with an offering of subscription rights the NMF Funds will provide to the Staff confirmation that:

(i) the consummation of such subscription rights offering will not result in a decrease in the Fund’s net asset value (“NAV”) per share of greater than 15%, based upon the most recently determined NAV per share;

(ii) the consummation of such subscription rights offering is not expected to result in a decrease in the Fund’s NAV per share of greater than 15%, based upon the Fund’s most current estimates of its NAV per share; and

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(iii) the prospectus supplement to be filed by the NMF Funds pursuant to Rule 497 under the Securities Act of 1933, as amended, pertaining to such subscription rights offering will include disclosure regarding the risks of dilution.

In addition, the NMF Funds have revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment.  The NMF Funds advise the Staff on a supplemental basis that they do not currently intend to offer, issue or sell units pursuant to the Registration Statement.

GENERAL COMMENTS:

12.                               We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The NMF Funds acknowledge the Staff’s comment.

13.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The NMF Funds advise the Staff on a supplemental basis that they do not presently intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

14.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The NMF Funds advise the Staff on a supplemental basis that they do not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

15.                               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The NMF Funds acknowledge the Staff’s comment and have reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

16.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Companies and their management

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are in possession of all facts relating to the Companies’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The NMF Funds acknowledge the Staff’s comment.

17.                               Notwithstanding our comments, in the event the Companies requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Companies may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The NMF Funds acknowledge the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP